

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 4, 2017

Shao-Ning Johnny Chou
Chief Executive Officer
BEST Inc.
2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District, Hangzhou
Zhejiang Province 310013
People's Republic of China

> **Re: BEST Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 27, 2017**
> **File No. 333-218959**

Dear Mr. Chou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2017 letter.

Use of Proceeds, page 11

1. We note your response and revisions to our prior comment 5. Please revise the third paragraph to clarify that you have no specific plans for the proceeds. Refer to Item 3.C.1 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

General

2. We note your response to prior comment 8 and revisions to include information regarding changes in parcel and freight volume; however, your discussion does not quantify the financial impact of each factor affecting the period to period changes. For example, you describe the increase in freight service revenue as the result of greater freight volume, an increase in average per price tonne, the expansion of your service scope, and an upward adjustment of your service prices as a result of value-added services, but do not provide the quantifiable impact of each. Please revise to comply with the above for all periods and discussions presented.

Exhibit 23.1

3. Please file a currently dated consent of the independent registered public accountant in the next amendment of your Form F-1 and prior to it becoming effective.

You may contact Amy Geddes at (202) 551-3304 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Chris K.H. Lin, Esq.
        Simpson Thacher & Bartlett LLP